

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

Via E-mail
Charles F. Fistel
Chief Executive Officer
MedWorth Acquisition Corp.
999 Brickell Avenue
Suite 800
Miami, FL 33131

> **Re: MedWorth Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 1, 2013**
> **CIK No. 0001571088**

Dear Mr. Fistel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

General, page 2

2. Please provide further disclosure summarizing the conflicts of interest. Please revise the first sentence in the fourth paragraph on page 2 to state that both your Chairman and CEO are employed by a drug distributor and that they will be required to present all business opportunities which are suitable for that company to that company prior to presenting them to you. State that none of your officers or directors are required to commit their full time to your affairs. Please also state that the decision by your officers and directors to choose a business combination for you may be influenced by their ability to negotiate employment or consulting agreements in combination with a business combination and that the financial interests of the officers and directors may differ from investors in this offering because their founders' shares and sponsors' shares will be worthless if you do not consummate an initial business combination.

Private Placements, page 2

3. Refer to the first paragraph at the top of page 3. Please briefly explain the escrow period here.

4. Please revise to identify the "[o]ne of [y]our sponsors" in the second paragraph on page 3.

5. We note your disclosure that the sponsors have agreed not to convert any shares in connection with a proposed initial business combination. With a view towards revised disclosure, please tell us what shares held by the sponsors are subject to future conversions. Or clarify if you are referring to converting common stock into the right to receive cash.

Limited payments to insiders, page 8

6. Please revise to state when reimbursements will be paid, for example if they will only be paid if you consummate a business combination. In addition, if they will only be paid if you consummate a business combination please revise your risk factor "The shares beneficially owned by our officers and directors" on page 21 to address the conflict this may cause.

Stockholder approval procedures, page 10

7. When discussing the majority vote requirement, please balance the disclosure here to indicate the percentage of shares that insiders will have after the offering, explaining that they may also purchase more in the open market in the future.

Risks, page 14

8. Please consider revising to present the information in bullet point format briefly summarizing other significant risks, such as management's conflicts of interest, the fact that investors will not receive warrants as in typical SPAC offerings, that if you are unable to consummate your initial business combination, your public stockholders may be forced to wait more than 18 months before receiving distributions from the trust account, and that stockholders may be held liable for claims by third parties against you to the extent of distributions received by them.

Risk Factors, page 16

9. Please add a risk factor to discuss the potential dilution risk associated with the issuance of more stock in the future. We note you discuss, for instance, at page 40 the potential need to seek more capital or the issuance of promissory notes that may be redeemable for common stock. In this additional risk factor, address such scenarios that you discuss in the prospectus where you may need to issue more common stock and the risk of the dilutive effect on outstanding stock.

Our ability to successfully effect our initial business combination, page 20

10. Please clarify what you mean by your key personnel and the positions they hold with the company.

Nasdaq may delist our shares, page 21

11. Please revise to disclose "those initial listing requirements" that you "may not be able to meet."

The shares beneficially owned by our officers and directors, page 21

12. With a view to revised disclosure please tell us whether you have a policy that prohibits your officers and directors from negotiating for the reimbursement of such expenses by a target business. If you do not have such a policy please revise here to discuss the conflict that this may cause in determining whether to enter into a particular business combination.

Proposed Business, page 48

Business Strategy, page 48

13. We note the phrase "explosive growth" in the last bullet point on the page. Marketing language that cannot be objectively substantial should be removed. To the extent this statement represents your beliefs, please revise accordingly and state the basis for this belief. Similarly revise the statement, "the fact that you

management team has successfully built and managed . . . ," in the second paragraph on page 48.

14. Please briefly explain here what you mean by "specialty and /or infusion pharmacy."

Competitive Strengths, page 49

Financial Position, page 50

15. Please balance this disclosure to discuss that some potential competitors may have greater financial resources that you have.

We Have not Identified a Target Business, page 51

16. Please reconcile the statement here and on page 52 that you "will have virtually unrestricted flexibility in identifying and selecting" a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first.

Lack of Business Diversification, page 54

17. Please briefly explain why the closings would have to be simultaneous closings.

Conversion Rights, page 56

18. Please revise the discussion of limitations on conversion rights to state whether the restriction on the rights of 25% holders or more is memorialized in your charter documents.

Amended and Restated Certificate of Incorporation, page 60

19. We note the statement that "[t]hese provisions cannot be amended without the approval of 65% of our stockholders." Please expand your disclosure to indicate the stockholder voting threshold that would be required to amend your certificate of incorporation otherwise than with respect to your pre-business combination activity.

20. You state that you will provide dissenting public shareholders with the opportunity to convert their public shares in connection with a vote of certain proposed amendments to your amended and restated certificate of incorporation relating to stockholder's rights or pre-business combination activity. Please describe how you will conduct these conversions, including any differences from conversions in connection with a stockholder meeting called to approve a proposed initial business combination or advise.

Release of Funds, page 66

21. Please revise to quantify the estimated amount that you may need to pay your tax obligations and remaining interest that needed for your working capital requirements that may be released to you.

Executive Compensation, page 69

22. Please revise the first sentence of the first paragraph to clarify that none of your executive officers have received any compensation (cash or non-cash) for services rendered. Please also address whether any of your directors have received any cash or non-cash compensation from you for services rendered.

Conflicts of Interest, page 72

23. We note the reference to management's involvement with "other entities with which they are affiliated." We also note the table at the bottom of page 74. Please revise the table to include, in addition to Allied Medical Supply Inc., any entity with which a conflict of interest may or does exist with you and indicate for each such entity the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities or advise.

Certain Transactions, page 76

24. We note from the disclosure in the first paragraph on page 77 that in March 2013, a total of 93,750 shares were transferred by Mssrs. Minnuto, Fistel and Cichy to your three independent directors, Jeffrey A. Rein, 50,000 shares, Robert G. Savage, 31,250 shares and Howard I Schwartz M.D., 12,500 shares. As Mssrs. Minnuto, Fistel and Cichy were your sole shareholders at the time the transfer occurred, please tell us whether compensation expense will be reflected in the Company's financial statements for the fair value of the shares transferred to the independent directors pursuant to the guidance outlined in SAB Topic 5:T. If not, please explain why.

Underwriting, page 94

25. Please disclose any previous material investment banking and commercial dealings between the underwriters and the company or its affiliates, if applicable.

Note 7 – Stockholders' Equity, page F-13

26. We note from the disclosure included in Note 7 that upon the IPO Effective Date, the founders shares will be placed in trust in an escrow account maintained in New York by Continental Stock Transfer & Trust Company, acting as trustee. We also note that subject to certain limited exceptions, 50% of the founders shares

will be released from escrow six months after the closing of the initial business combination and the remaining 50% will be released one year after the closing of the initial business combination. With regard to the founders shares being placed in escrow, please tell us the business purpose of this arrangement and indicate whether the Company will recognize compensation expense as the shares are released from the escrow arrangement. If not, please explain why.

Undertakings, page II-6

27. Please include the Item 512(a)(5)(ii) undertaking or advise us why you believe it is not applicable.

Exhibit Index

28. Please revise to include a legality opinion. Even before filing exhibits, it will facilitate our review to include them in the exhibit index so we know which exhibits you are planning to file.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Charles F. Fistel
MedWorth Acquisition Corp.
April 26, 2013
Page 7

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Nina Gordon
        Broad and Cassel